Exhibit 12

TRW Inc. and Subsidiaries
Computation of Ratio of Earnings
to Fixed Charges – Unaudited

(In millions except ratio data)

	2001		2000		1999		1998		1997

Earnings before income taxes	$140.5		$706.4	(A)	$787.3	(B)	$746.1		$239.7	(C)

Unconsolidated affiliates	98.3		1.2		(37.1)		1.0		(8.0)

Minority earnings	23.2		12.5		22.8		10.5		20.2

Fixed charges excluding capitalized interest	548.5		606.9		552.1		174.3		123.9

Earnings	$810.5		$1,327.0		$1,325.1		$931.9		$375.8

Fixed Charges:

Interest expense	$477.7		$523.8		$476.7		$114.4		$75.4

Capitalized interest	5.1		5.0		4.7		4.7		4.5

Portion of rents representative of interest factor	70.8		83.1		75.3		59.9		48.5

Total fixed charges	$553.6		$611.9		$556.7		$179.0		$128.4

Ratio of earnings to fixed charges	1.5	x	2.2	x	2.4	x	5.2	x	2.9	x

(A)	The 2000 earnings from continuing operations before income taxes of $706.4 million, includes an $11.7 million earnings charge, $6.2 million after the effect of minority interest, for purchased in-process research and development. See “Acquisitions” note in the Notes to Financial Statements of the Company’s 2000 Annual Report to Shareholders.

(B)	The 1999 earnings from continuing operations before income taxes of $787.3 million, includes an $85.3 million earnings charge for purchased in-process research and development. See “Acquisitions” note in the Notes to Financial Statements of the Company’s 1999 Annual Report to Shareholders.

(C)	The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See “Acquisitions” note in the Notes to Financial Statements of the Company’s 1997 Annual Report to Shareholders.